EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

In this exhibit, the “Company,” “we,” “us” and “our” refer to Rocket Companies, Inc., a Delaware corporation. The following description of our capital stock summarizes certain provisions of our amended and restated certificate of incorporation (the “certificate of incorporation”) and our amended and restated bylaws (the “bylaws”). The description is intended as a summary, and is qualified in its entirety by reference to our certificate of incorporation and our bylaws, copies of which have been filed as exhibits to this Annual Report on Form 10-K.

General

The following is a description of the material terms of, and is qualified in its entirety by, our Second Amended and Restated Certificate of Incorporation (the “certificate of incorporation”) and our Amended and Restated Bylaws (the “bylaws”).

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Delaware General Corporation Law (“DGCL”).

Authorized Capital

Our certificate of incorporation authorizes capital stock consisting of:

•10,000,000,0000 shares of Class A common stock;

•6,000,000,000 shares of Class L common stock, par value $0.00001 per share (the “Class L common stock” and, together with the Class A common stock, the “common stock”) consisting of 3,000,000,000 shares of Series L-1 common stock and 3,000,000,000 shares of Series L-2 common stock; and

•500,000,000 shares of preferred stock, par value $0.00001 per share (the “Preferred Stock”).

Common Stock

Voting Rights

The holders of our Class A common stock and Class L common stock vote together as a single class on all matters submitted to stockholders for their vote or approval, except (i) as required by our certificate of incorporation or applicable law or (ii) any amendment (including by merger, consolidation, reorganization or similar event) to our certificate of incorporation that would affect the rights of the Class A common stock in a manner that is disproportionately adverse as compared to the Class L common stock, or vice versa, in which case the holders of Class A common stock or the holders of Class L common stock, as applicable, will vote separately.

Holders of our Class A common stock and Class L common stock are entitled to one vote per share held on all matters submitted to stockholders for their vote or approval. The certificate of incorporation provides that when the aggregate voting power of the outstanding shares of Class L common stock would be equal to or greater than 79% of the total voting power of our outstanding stock, the number of votes per share of each Class L common stock will be reduced such that the aggregate voting power of all shares of Class L common stock is equal to 79%.

As of February 23, 2026, Dan Gilbert controls more than a majority of the combined voting power of our common stock. Accordingly, Mr. Gilbert controls our business policies and affairs and can control any action requiring the general approval of our stockholders, including the election of our board or directors, the adoption of amendments to our certificate of incorporation and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of the Company and may make some transactions more difficult or impossible without the support of Mr. Gilbert, even if such events are in the best interests of minority stockholders.

Lock-Up

Subject to certain limited exceptions, Mr. Gilbert and the other shareholders of Rock Holdings, Inc. (“RHI”) are prohibited from transferring, or otherwise disposing of (a) any shares of Class L common stock prior to June 30, 2026 and (b) 50% of the shares of Class L common stock prior to June 30, 2027. Following June 30, 2027, no shares of Class L common stock will be subject to a lock-up period.

The restrictions described in the above paragraph do not apply, subject in certain cases to various conditions (including the transfer of lock-up restrictions), to transfers to (i) the direct or indirect equityholders of RHI immediately prior to June 30, 2025 (the “Rock Equityholders”), (ii) any family member of a holder of Class L common stock or any family member of a Rock Equityholder, (iii) any trust, family-partnership or estate-planning vehicle for so long as such holder, any family member of such holder, any Rock Equityholder or any family member of a Rock Equityholder are the sole economic beneficiaries thereof, (iv) any partnership, corporation or other entity controlled by, or a majority of which is beneficially owned by, such holder or any of the persons listed in (i)-(iii), (v) any charitable trust or organization that is exempt from taxation under Section 501(c)(3) of the Code and controlled by such holder or any of the persons listed in (i)-(iv), (vi) an individual mandated under a qualified domestic relations order or (vii) a legal or personal representative of a such holder, any family member of such holder, any Rock Equityholder or any family member of a Rock Equityholder in the event of death or disability thereof (prongs (i)-(vii), the “Permitted Transfers”).

Following the expiration or waiver of the applicable lock-up period, each share of Class L common stock may be converted at any time, at the option of the holder, into one share of Class A common stock or will be automatically converted into one share of Class A common stock immediately prior to any transfer of such share except for certain transfers that will be described in the Company’s certificate of incorporation.

In addition, upon the later to occur of (A) the expiration or waiver of the applicable lock-up periods and (B) the date that the outstanding shares of Class L common stock no longer represent at least 79% of the total voting power of the issued and outstanding shares of our common stock, all shares of Class L common stock will automatically convert to newly issued shares of Class A common stock. The Company’s board of directors may also waive the lock-up restrictions at any time during the Lock-Up Periods at the request of a holder of Class L common stock. If the board of directors elects to waive the applicable Lock-Up Period with respect to any shares of Class L common stock, an additional number of shares of Class A common stock could be introduced to the public market in a limited period of time, which could result in declines in the price of our Class A common stock. Additional sales of our shares of Class A common stock in the public market, or the perception that sales could occur, could have a material adverse effect on the price of our Class A common stock.

Dividends

The holders of Class A common stock and Class L common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Under our certificate of incorporation, dividends may not be declared or paid in respect of Class L common stock unless they are declared or paid in the same amount and same type of cash or property (or combination thereof) in respect of Class A common stock, and vice versa. With respect to stock dividends, holders of Class L common stock must receive Class L common stock while holders of Class A common stock must receive Class A common stock.

Merger, Consolidation, Tender or Exchange Offer

The holders of Class L common stock are not entitled to receive economic consideration for their shares on a per share basis in excess of that payable to the holders of Class A common stock, respectively, in the event of a merger, consolidation or other business combination requiring the approval of our stockholders or a tender or exchange offer to acquire any shares of our common stock.

Liquidation or Dissolution

Upon our liquidation or dissolution, the holders of our Class A common stock and Class L common stock are entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

Conversion, Transferability and Exchange

Our certificate of incorporation provides that each share of our Class L common stock is convertible at any time, at the option of the holder, into one share of Class A common stock, provided that the applicable lock-up period for the Class L common stock has expired. Our certificate of incorporation further provides that each share of our Class L common stock will automatically convert into one share of Class A common stock, provided that the applicable lock-up periods for the Class L common stock have expired, (a) immediately prior to any transfer of such share except for a Permitted Transfer or (b) the later to occur of (i) the expiration or waiver of the applicable lock-up period and (ii) the date that the outstanding shares of Class L common stock no longer represent at least 79% of the total voting power of issued and outstanding shares of our common stock. Shares of our Class A common stock are not subject to any conversion right. Additionally, except as set forth above, the Class L common stock will not be automatically converted into Class A common stock at a certain specified time.

Among other exceptions described in our certificate of incorporation, Class L common stock may be pledged pursuant to a bona fide loan or indebtedness transaction from time to time without causing an automatic conversion to Class A common stock, provided that the stockholder pledging such Class L common stock continues to exercise sole voting control over such pledged shares and the pledged shares are not transferred to or registered in the name of the pledgee.

Prohibition on Reissuance of Class L Common Stock

Our certificate of incorporation requires that any share of Class L common stock that is repurchased, redeemed, surrendered to or otherwise acquired by the Company or any of its subsidiaries, including upon any exchange or conversion, will be retired and will not be reissued, sold or transferred.

Other Provisions

None of the Class A common stock or Class L common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class L common stock.

Preferred Stock

We are authorized to issue up to 500,000,000 shares of Preferred Stock. Our board of directors is authorized, subject to limitations prescribed by Delaware law and our certificate of incorporation, to determine the terms and conditions of the Preferred Stock, including whether the shares of Preferred Stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors is also authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of our Class A common stock and Class L common stock.

Corporate Opportunity

Our certificate of incorporation provides that neither RHI II, LLC nor any officer, director, member, partner or employee of RHI II, LLC and its affiliates (each, an “RHI II Party”) have any duty to refrain from engaging in the same or similar business activities or lines of business as us, doing business with any of our clients or suppliers or employing or otherwise engaging or soliciting for employment any of our directors, officers or employees, and none of our directors or officers will be liable to us or to any of our subsidiaries or stockholders for breach of any fiduciary or other duty under statutory or common law, as a director or officer or controlling stockholder or otherwise, by reason of any such activities, or for the presentation or direction to, or participation in, any such activities by any RHI II Party.

In our certificate of incorporation, to the fullest extent permitted by applicable law, we renounce any interest or expectancy that we have in any business opportunity, transaction, or other matter in which any RHI II Party participates or desires or seeks to participate in, even if the opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. To the fullest extent permitted by applicable law, each such RHI II Party has no duty to communicate or offer such business opportunity to us and is not liable to us or any of our stockholders for breach of any fiduciary or other duty under statutory or common law, as a director or officer or controlling stockholder, or otherwise, by reason of the fact that such RHI II Party pursues or acquires such business opportunity, directs such business opportunity to another person, or fails to present such business opportunity, or information regarding such business opportunity, to us.

Notwithstanding the foregoing, our certificate of incorporation does not renounce any interest or expectancy we may have in any business opportunity, transaction or other matter that is offered to an RHI II Party who is one of our directors or officers and who is offered such opportunity solely in his or her capacity as one of our directors or officers, as reasonably determined by such RHI II Party.

Certain Certificate of Incorporation, Bylaw and Statutory Provisions

The provisions of our certificate of incorporation and bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by our board of directors.

These provisions include:

Classified Board. Our certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation also provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors is to be fixed exclusively pursuant to a resolution adopted by our board of directors. At any meeting of our board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Removal of Directors. Our certificate of incorporation provides that until Mr. Gilbert and Mrs. Jennifer Gilbert (the “Gilberts”) beneficially own less than a majority of the combined voting power of our common stock, any director may be removed with or without cause by the affirmative vote of a majority of our outstanding shares of common stock.

After the Gilberts cease to beneficially own a majority of the combined voting power of the common stock, our certificate of incorporation provides that any director may only be removed with cause by the affirmative vote of holders of 75% of the combined voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class.

Vacancies. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on our board of directors may be filled at any time by the remaining directors or our stockholders, provided that, after the Gilberts cease to beneficially own a majority of the combined voting power of our common stock, vacancies on our board of directors, whether resulting from an increase in the number of directors or the death, removal or resignation of a director, will be filled only by our board of directors and not by stockholders.

Amendments to Certificate of Incorporation and Bylaws. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our certificate of incorporation and bylaws provide that, after the Gilberts cease to beneficially own a majority of the combined voting power of our common stock, the affirmative vote of holders of 75% of the combined voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal our bylaws or specified provisions of our certificate of incorporation, including those relating to the classified board, actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and these vote requirements to amend our certificate of incorporation and bylaws. This requirement of a super-majority vote to approve certain amendments to our certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Special Meetings of Stockholders. Our certificate of incorporation and bylaws provide that, subject to any special rights of the holders of any series of Preferred Stock, special meetings of the stockholders can only be called by the chairman of our board of directors or the chief executive officer, or by our board of directors. Except as described above, stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting.

Action by Written Consent. Our certificate of incorporation provides that stockholder action can be taken by written consent in lieu of a meeting; provided that after the Gilberts cease to beneficially own a majority of the combined voting power of our common stock, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and Preferred Stock are available for future issuance without stockholder approval, subject to applicable New York Stock Exchange (the “NYSE”) rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders. Our certificate of incorporation provides that we will not be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held

Delaware corporation from engaging in a business combination with an interested stockholder, unless the business combination is approved in a prescribed manner. An interested stockholder includes a person, individually or together with any other interested stockholder, who within the last three years has owned 15% or more of our voting stock. Accordingly, we will not be subject to any anti-takeover effects of Section 203. Nevertheless, our certificate of incorporation includes a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions, however, do not apply to any business combination between RHI II, any Rock Equityholder, any of their respective affiliates or successors or any of or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act.

Headquarters in Detroit. Our certificate of incorporation provides that we will not transfer our corporate headquarters outside of Detroit, Michigan unless we have received the affirmative vote of holders of 75% of the combined voting power of our outstanding common stock.

Directors’ Liability; Indemnification of Directors and Officers

Our certificate of incorporation and bylaws limit the liability of our directors and officers to the fullest extent permitted by the DGCL and provide that we will provide them with customary indemnification and advancement rights. We have entered into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification and advancement rights in connection with their service to us or on our behalf.

Choice of Forum

Our certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or our bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Third Judicial Circuit, Wayne County, Michigan (or, if the Third Judicial Circuit, Wayne County, Michigan lacks jurisdiction over such action or proceeding, then another state court of the State of Michigan or, if no state court of the State of Michigan has jurisdiction, then the United States District Court for the Eastern District of Michigan) or the Court of Chancery of the State of Delaware (or if the Court of Chancery of the State of Delaware lacks jurisdiction, any other state court of the State of Delaware, or if no state of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), unless we consent in writing to the selection of an alternative forum. Additionally, our certificate of incorporation states that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our Class A common stock is listed on NYSE under the symbol “RKT”.